UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            Magna Entertainment Corp.
                                (Name of Issuer)

           Class A Subordinate Voting Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    559211107
                                 (CUSIP Number)

                                December 31, 2009
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                                Page 1 of 8 Pages

CUSIP No. 559211107                   13G/A                  Page 2 of 8 Pages


-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            GLG Market Neutral Fund
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                        336,880*
OWNED BY       ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                        336,880*
-------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                        336,880*
-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                           [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            10.32%**
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON
            OO
-------------------------------------------------------------------------------
* Comprised of shares of the Company's Class A Subordinate Voting Stock that may be acquired, upon the election of the Reporting Person, through the conversion of the Company's 8.55% Convertible Subordinated Notes due 2010 owned directly by the Reporting Person.

**Based upon the Company's Class A Subordinate Voting Stock outstanding as of December 15, 2008, as set forth in the Company's Schedule 14C Information Statement filed on Form DEF 14C on January 12, 2009, and assuming the conversion of the Company's 8.55% Convertible Subordinated Notes due 2010 owned directly by the Reporting Person.

CUSIP No. 559211107                   13G/A                  Page 3 of 8 Pages


-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            GLG Partners LP
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United Kingdom
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                        449,560*
OWNED BY       ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ----------------------------------------------------------------

PERSON WITH:  (8)  SHARED DISPOSITIVE POWER
                        449,560*
-------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                        449,560*
-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            13.31%**
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            PN
-------------------------------------------------------------------------------
* Comprised of shares of the Company's Class A Subordinate Voting Stock that may be acquired, upon the election of the Reporting Person, through the conversion of the Company's 8.55% Convertible Subordinated Notes due 2010 owned indirectly by the Reporting Person.

** Based upon the Company's Class A Subordinate Voting Stock outstanding as of December 15, 2008, as set forth in the Company's Schedule 14C Information Statement filed on Form DEF 14C on January 12, 2009, and assuming the conversion of the Company's 8.55% Convertible Subordinated Notes due 2010 owned indirectly by the Reporting Person.

CUSIP No. 559211107                   13G/A                  Page 4 of 8 Pages


-------------------------------------------------------------------------------
     (1)   NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           GLG Partners Limited
-------------------------------------------------------------------------------
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United Kingdom
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                        449,560*
OWNED BY       ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ----------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                        449,560*
-------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        449,560*
-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            13.31%**
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IA, HC
-------------------------------------------------------------------------------
* Comprised of shares of the Company's Class A Subordinate Voting Stock that may be acquired, upon the election of the Reporting Person, through the conversion of the Company's 8.55% Convertible Subordinated Notes due 2010 owned indirectly by the Reporting Person.

** Based upon the Company's Class A Subordinate Voting Stock outstanding as of December 15, 2008, as set forth in the Company's Schedule 14C Information Statement filed on Form DEF 14C on January 12, 2009, and assuming the conversion of the Company's 8.55% Convertible Subordinated Notes due 2010 owned indirectly by the Reporting Person.

CUSIP No. 559211107                   13G/A                  Page 5 of 8 Pages


-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            GLG Partners, Inc.
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                        449,560*
OWNED BY       ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ----------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                        449,560*
-------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        449,560*
-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)
                                                                           [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            13.31%**
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            CO
-------------------------------------------------------------------------------
* Comprised of shares of the Company's Class A Subordinate Voting Stock that may be acquired, upon the election of the Reporting Person, through the conversion of the Company's 8.55% Convertible Subordinated Notes due 2010 owned indirectly by the Reporting Person.

** Based upon the Company's Class A Subordinate Voting Stock outstanding as of December 15, 2008, as set forth in the Company's Schedule 14C Information Statement filed on Form DEF 14C on January 12, 2009, and assuming the conversion of the Company's 8.55% Convertible Subordinated Notes due 2010 owned indirectly by the Reporting Person.

CUSIP No. 559211107                   13G/A                  Page 6 of 8 Pages


This Amendment No. 1 (this "Amendment") amends the statement on Schedule 13G filed on January 8, 2009 (the "Original Schedule 13G" and the Original Schedule 13G as amended, the "Schedule 13G") with respect to shares of Class A Subordinate Voting Stock, $0.01 par value per share (the "Shares"), of Magna Entertainment Corp., a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 2(a) and 4 in their entirety as set forth below.

Item 2(a).  Name of Person Filing

         This statement is filed by the entities and persons listed below, who are collectively referred to herein as "Reporting Persons," with respect to the Shares:

         FUND

         (i) GLG Market Neutral Fund (the "Market Neutral Fund"), with respect to the Shares held by it.


         INVESTMENT MANAGER

         (ii) GLG Partners LP (the "Investment Manager"), with respect to the Shares held by the Market Neutral Fund and certain other funds and managed accounts to which the Investment Manager serves as investment manager (collectively the "GLG Funds").

         GENERAL PARTNER

         (iii) GLG Partners Limited (the "General Partner"), which serves as the general partner of the Investment Manager, with respect to the Shares held by each of the GLG Funds.

         PARENT COMPANY

         (iv) GLG Partners, Inc. (the "Parent Company"), which indirectly wholly owns the General Partner, with respect to the Shares held by each of the GLG Funds.

         The Investment Manager serves as the investment manager to each of the GLG Funds. The General Partner serves as the general partner to the Investment Manager. The Parent Company indirectly wholly owns the General Partner.

Item 4.   Ownership

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. Based on the Company's Schedule 14C Information Statement filed on Form DEF 14C on January 12, 2009, there were 2,928,455 Shares outstanding as of December 15, 2008.

         The Investment Manager, which serves as the investment manager to each of the GLG Funds, may be deemed to be the beneficial owner of all Shares

CUSIP No. 559211107                   13G/A                  Page 7 of 8 Pages


         owned by the GLG Funds. The Investment Manager exercises its investment authority directly or indirectly through various entities, including, without limitation, GLG Inc. The General Partner, as general partner to the Investment Manager, may be deemed to be the beneficial owner of all Shares owned by the GLG Funds. Each of Emmanuel Roman, Pierre Lagrange and Noam Gottesman are Managing Directors of the General Partner. The Parent Company, which indirectly wholly owns the General Partner, may be deemed to be the beneficial owner of all Shares owned by the GLG Funds. Each of the Investment Manager, the General Partner, the Parent Company, GLG Inc., Emmanuel Roman, Pierre Lagrange and Noam Gottesman hereby disclaims any beneficial ownership of any such Shares, except for their pecuniary interest therein.

CUSIP No. 559211107                   13G/A                  Page 8 of 8 Pages


                                   SIGNATURES

            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 11, 2010

GLG MARKET NEUTRAL FUND
    By: GLG Partners LP, its Investment Manager

GLG PARTNERS LP
      Individually and in its capacity as Investment Manager of GLG Market Neutral Fund

     By: /s/ Victoria Parry
         -----------------
         Name: Victoria Parry
         Title: Senior Legal Counsel of GLG Partners LP

GLG PARTNERS LIMITED
      Individually and in its capacity as General Partner of GLG Partners LP

     By: /s/ Emmanuel Roman
         -----------------
         Name: Emmanuel Roman
         Title: Managing Director



GLG PARTNERS, INC.

     By: /s/ Alejandro R. San Miguel
         ----------------------------
         Name: Alejandro R. San Miguel
         Title: General Counsel and Corporate Secretary